SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

A.T. Cross Company
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(Name of Issuer)

Class A Common Stock, $1.00 Par Value
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(Title of Class of Securities)

227478 10 4
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(CUSIP Number)

Tina C. Benik, One Albion Rd., Lincoln 02865 (401) 333-1200
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  227478 10 4

(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)
Galal Doss
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(2)           Check the Appropriate Box if a Member of a Group*                 (a)   Not applicable
                         (b)   Not applicable
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
PF
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
Egypt
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(7)           Sole Voting Power
Number of            328,581
Shares                               ------------------------------------------------------------------------------------------
Beneficially                            (8)           Shared Voting Power
Owned by                                             0
Each                                  ------------------------------------------------------------------------------------------
Reporting                                (9)           Sole Dispositive Power
Person With                                           328,581
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(10)           Shared Dispositive Power
 0
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(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
328,581
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(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [ ]

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(13)           Percent of Class Represented by Amount in Row (11)

2.8% (based upon 11,780,133 shares of Class A common stock outstanding as of June 30, 2010)
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(14)           Type of Reporting Person

IN
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ITEM 1.                      SECURITY AND ISSUER.

Class A Common Stock, $1.00 par value per share (“Common Stock”).  A.T. Cross Company, One Albion Road, Lincoln, Rhode Island 02865 (the “Company”).

ITEM 2.           IDENTITY AND BACKGROUND.

    (a)       Galal Doss

    (b)      Villa Gala Doss
      Metwaley Shrawi Street
      Masaken Sheraton
      Heliopolis
      Cairo, Egypt

    (c)      Private Investor

    (d)  None

    (e)  None

    (f)   Egypt

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to purchase certain securities herein described came from the personal resources of Mr. Doss.

ITEM 4.                      PURPOSE OF TRANSACTION.

Mr. Doss, who serves as a Director of the issuer has acquired the shares over time as an investment over time.  Mr. Doss does not have any plans which relate to or would result in:  (a) the acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

In his capacity as a Director of the issuer, Mr. Doss may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the issuer as required under applicable law.  Mr. Doss has no such plans in his capacity as an investor.

On July 7 and 8, 2010, Mr. Doss sold a total of 2,435,000 shares of Class A Common Stock of the Company reducing his ownership to 2.8%.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

(a)	The aggregate number of securities identified pursuant to Item 1 beneficially owned by Mr. Doss is 328,581, representing 2.8% of the class of securities outstanding as of June 30, 2010.

(b)
The number of shares as to which Mr. Doss has sole power to vote or to direct the vote is 328,581; the number of shares as to which there is shared power to vote or to direct the vote is 0; the number of shares as to which there is sole power to dispose or to direct the disposition is 328,581; the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(c)	On July 7 and 8, 2010, Mr. Doss disposed of a total of 2,435,000 shares of the issuer’s Class A Common Stock.

(d)	Not applicable.

(e)	The reporting person ceased to be the beneficial owner of more than five percent of the issuer's Class A Common Stock on July 7, 2010

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date July 14, 2010	/s/ Tina C. Benik
Tina C. Benik, Attorney-in-fact for Galal Doss